U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                           STATEMENT REGARDING CHANGE
                      IN MAJORITY OF DIRECTORS PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934








                              INTERGOLD CORPORATION
                (CHANGING ITS NAME TO LEXINGTON RESOURCES, INC.)
        _________________________________________________________________
        (Exact name of small business issuer as specified in its charter)


                         Commission file number 0-25455


           NEVADA                                               88-0365453
_______________________________                              ___________________
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation of organization)                              Identification No.)


                          435 Martin Street, Suite 2000
                            Blaine, Washington 98230
                    ________________________________________
                    (Address of Principal Executive Offices)


                                (360) 332-1354
                           ___________________________
                           (Issuer's telephone number)

                              INTERGOLD CORPORATION
                (CHANGING ITS NAME TO LEXINGTON RESOURCES, INC.)
                          435 Martin Street, Suite 2000
                            Blaine, Washington 98230


                                    STATEMENT
                                      Dated
                                November 18, 2003


                                     GENERAL


         This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Intergold Corporation, a Nevada corporation (the "Company"), in connection with a special meeting held by the Board of Directors of the Company on September 5, 2003 approving the execution of a share exchange agreement dated November 19, 2003 (the "Agreement") among the Company, Lexington Oil & Gas Ltd. Co., an Oklahoma limited liability corporation ("Lexington"), and certain selling shareholders of Lexington.

         On September 5, 2003, the Board of Directors also approved and authorized certain corporate actions, including an amendment to the Company's Articles of Incorporation to effect a proposed change in the name of the Company. The Board of Directors further authorized and directed the filing with the Securities and Exchange Commission and subsequent distribution to the shareholders of record as of September 30, 2003, an information statement pursuant to Section 14(c) of the Securities Exchange Act of 1934 (the "Information Statement") and a shareholders' written consent of ten or less of the holders of a majority of the outstanding shares of the Company's Common Stock to be dated November 19, 2003 (the "Written Consent"). On approximately October 30, 2003, the Information Statement was distributed to all shareholders of the Company.

Pursuant to the terms and conditions of the Agreement, the Company will acquire from the Lexington Shareholders one hundred percent (100%) of the issued and outstanding shares of common stock of Lexington. The terms of the Agreement further require the Company to: (i) issue 3,000,000 shares of its restricted Common Stock to the Lexington Shareholders in proportion to their respective holdings in Lexington; and (ii) grant up to 1,000,000 stock options to current optionees of Lexington.

         Therefore, in accordance with the terms of the Agreement, the sole business operations of the Company will be as an energy company specializing in the production and development of oil and gas. Pursuant to the terms of the Agreement, the Company's name will be changed to "Lexington Resources, Inc." and, effective November 20, 2003, the Company's trading symbol under the OTC Bulletin Board for its shares of Common Stock will be changed to "LXRS".

The Agreement/Lexington Oil & Gas Ltd. Co.

         Pursuant to the terms of the Agreement, the Company is in the process of acquiring from the Lexington Shareholders up to one hundred percent (100%) of the issued and outstanding shares of common stock of Lexington. The terms of the Agreement require the Company to: (i) issue up to 3,000,000 shares of its restricted Common Stock to the Lexington Shareholders in proportion to their respective holdings in Lexington; and (ii) grant up to 1,000,000 stock options.

         Lexington Oil & Gas Ltd. Co. is a new company based in Oklahoma that has agreements to obtain varying property interests in Garvin, Seminole, Hughes, Pittsburg, and Haskell Counties in the State of Oklahoma as a base of minor oil and gas production and inventory. Many wells on the property interests are shut-in and require re-work programs to obtain production. Various upgrades to wells on these leases are planned to provide a base of minor production. In addition to current property interests, the Company plans to concentrate new acquisitions in the Coal Bed Methane ("CBM") regions of the State of Oklahoma where many companies have employed cost effective horizontal drilling methods to provide long-term gas production. Certain properties located in Oklahoma's Arkoma Basin are in stages of negotiation to acquire property interests for the purposes of drilling. Lexington expects to weight its development initiatives towards gas production.

         Pursuant to the terms and provisions of the Agreement, the Company's resulting business will be comprised of a one hundred percent (100%) registered and beneficial working interest in and to all of Lexington's business assets. Management of the Company believes that Lexington has assembled a group of highly qualified professionals from the oil and gas industry to subcontract to the Company as well as independent operator expertise. This team of professionals has an acute understanding in assessing viable prospect opportunities and the ability to undertake all aspects of property development programs to create cash flow potential to the Company.

         It is anticipated that the Company's and Lexington's immediate efforts will be focused on placing the numerous shut-in gas wells located on properties in the State of Oklahoma back into production, and to immediately implement additional development operations on these same properties with the commencement of drilling new wells into undeveloped reserves. The Company and Lexington plan to continue building and increasing a strategic base of proven reserves combined with production opportunities that represent outstanding growth opportunity for the Company and its shareholders over the immediate, near, and long term.


                       VOTING SECURITIES AND VOTE REQUIRED

         Pursuant to the Information Statement, certain corporate action will be approved by ten or less of the shareholders of the Company holding a majority of the issued and outstanding shares of the Company's $0.00025 par value Common Stock without a meeting upon the execution of a written consent (the "Written Consent"). The names of the shareholders who will be signing the Written Consent and their respective equity ownership of the Company are as follows: (i)
Alexander Cox holding of record 76,378 shares of Common Stock (14.7%); (ii) Intergold Mining Corporation holding of record 58,081 shares of Common Stock (11.1%); (iii) Investor Communications International, Inc. holding of record

23,308 shares of Common Stock (4.5%); (iv) Newport Capital Corp. holding of record 13,594 shares of Common Stock (2.6%); and (v) TriStar Financial Services Inc. holding of record 106,527 shares of Common Stock (20.44%).

         There are currently 521,184 shares of the Company's Common Stock outstanding, and each share of Common Stock is entitled to one vote. The Written Consent of ten or less shareholders of the Company holding at least 260,593 shares of the Common Stock issued and outstanding is necessary to approve the Name Change. The record date for determining shareholders entitled to vote or give Written Consent was September 30, 2003 (the "Record Date"). There was no other class of voting securities outstanding at that date.

         The matters upon which action is to be taken pursuant to the Written Consent is approval of a proposed amendment (the "Amendment") to the Company's Articles of Incorporation, as amended (the "Articles"), to effectuate a proposed change in the name of the Company (the "Name Change") to Lexington Resources Inc. in the event the proposed transaction with Lexington is consummated, or to such other name as may be approved by the Board of Directors of the Company in its sole and absolute discretion to reflect proposed future business operations.

         It is anticipated that consummation of the Agreement will be effective approximately November 19, 2003. Commensurate with consummation of the Agreement, the Board of Directors of the Company shall appoint Douglas Humphreys as a director of the Company, effective approximately November 28, 2003.


                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

         In accordance with the terms and provisions of the Agreement, the Board of Directors of the Company will re-appoint Grant R. Atkins as a director and as the President and Chief Executive Officer of the Company to be effective November 19, 2003; (ii) re-appoint Vaughn Barbon as the Treasurer and Chief Financial Officer of the Company to be effective November 19, 2003; and (iii) nominated and appoint Douglas Humphreys to serve as a director of the Company to be effective November 28, 2003 until the next annual meeting of the Company's shareholders or until his successor has been elected and qualified.

Name                       Age            Position with the Company
____                       ___            _________________________

Grant R. Atkins             43            President/Chief Executive Officer
                                          and Director

Vaughn Barbon               46            Treasurer/Chief Financial Officer


Douglas Humphreys           51            Director


         GRANT ATKINS has been the President/Chief Executive Officer of the Company since 2001 and a director of the Company since September 1998. Mr. Atkins has provided an organization and administrative role in the Company since its formation. For the past ten years, Mr. Atkins has been self-employed and has acted as a financial and project coordination consultant to clients in government and private industry. He has extensive multi-industry experience in the fields of finance, administration and business development. During 1998 and through the current date, Mr. Atkins has provided consulting services through Investor Communications International, Inc. Mr. Atkins is a member of the board of directors of GeneMax Corp., a publicly traded biotechnology corporation specializing in the discovery and development of immunotherapeutics aimed at the treatment and eradication of cancer and therapies for infectious diseases, autoimmune disorders and transplant tissue rejection.

         VAUGHN BARBON is the Treasurer/Chief Financial Officer of the Company. Mr. Barbon has been active in the financial arena of both private and public companies for over 22 years. He has been responsible for the implementation and control of accounting procedures for a number of companies.

         Mr. Barbon attended the University of Victoria majoring in Political Science and Economics. After attending University he immediately began working for large international banking institution, holding various positions including bank auditor and the branch manager of a large commercial banking unit. When Mr. Barbon left the bank after nine years he was branch manager of a large commercial banking unit. He has a strong accounting background completing numerous financial and business evaluation programs at a number of extended learning institutions including City University. Mr. Barbon brings a strong background in financial accounting for public companies.


         DOUGLAS HUMPHREYS is the Managing Director of Lexington Oil & Gas Ltd. Co. and serves as President of Oak Hills Energy, Inc., an oil and gas operating company based in Holdenville, Oklahoma that acts as "Operator" to Lexington. Mr. Humphreys is in charge of all oil and gas operations. As Managing Director of Lexington Oil & Gas Ltd. Co., Douglas Humphreys brings a wealth of experience in the oil and gas development business. He has been active in the industry for over 30 years, mostly in his home state of Oklahoma and in surrounding oil and gas rich regions. His knowledge of the business comes from hands-on experience helping to build several oil and gas producing companies to prominence, as well as playing a personal role in the development of over 1,100 wells.

         Mr. Humphreys graduated in 1975 from Southwest Oklahoma State University with a degree in Business Administration and Geology. He immediately began pursuing his interest in the oil patch with the Tide West Oil Company, which he helped to found. The Company focused on exploration and production in the min-continent U.S. region and became a notable participant and was one of the largest operators in the Austin Chalk Play in South Texas. By 1992, Tide West Oil was recognized as the seventh fastest growing oil and gas company in the United States as ranked by The Oil & Gas Journal.

         During his tenure with The Tide West Oil Company, Mr. Humphreys acted as Production Superintendent and later, Operations Manager. He gained a thorough understanding of a wide variety of oil and gas operations and was directly responsible for overseeing drilling projects from very shallow to deep wells of over 21,000 feet in depth He also led the company's efforts in implementing horizontal drilling as that new technology emerged in the 1980's. Tide West Oil also operated two subsidiary companies, Square D Drilling and TWT Trucking, in order to better control costs and increase the profitability of its core business of oil and gas production. Mr. Humphreys assumed the role of Vice President of both of these businesses, which eventually gave Tide West Oil the ability to act as a fully integrated operator. Success in the Texas and Oklahoma regions made Tide West Oil a desirable takeover target and 1996, HS Resources approached the Company. HS Resources was seeking to grow its operating base and bolster assets, which at that time positioned the company in the top 30 largest publicly, traded oil companies. Tide West Oil was sold to HS Resources in a deal that valued the company at over $200 million, based on the established operations that included 549 wells in 5 states. Mr. Humphreys stayed with HS Resources and became Manager of Mid-Continent Operations for the company. His primary role was to oversee exploration and production on the company's properties in the mind continent region.

         Mr. Humphreys has a comprehensive network of oil and gas industry contacts that compliment his corporate development skills. He is truly a veteran oilman with a proven ability to bring oil and gas assets from acquisition through to production. He is an active member of the Holdenville, Oklahoma community where he resides and is a well-known figure within oil and gas circles.

         As of the date of this Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

AUDIT COMMITTEE

         As of the date of this Statement the Company has not appointed members to an Audit Committee. As of the date of this Statement no Audit Committee exists. Therefore, the role of an Audit Committee has been conducted by the Board of Directors of the Company.

         The Company intends to establish an Audit Committee with additional appointments to the Board of Directors of the Company, as the case may be. When established, the Audit Committee will be comprised of at least two disinterested members of the Board of Directors of the Company. When established, the Audit Committee's primary function will be to provide advice with respect to the Company's financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting, tax and legal compliance. The Audit Committee's primary duties and responsibilities will be:
(i) to serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; (ii) to review and appraise the audit efforts of the Company's independent accountants; (iii) to evaluate the Company's quarterly financial performance as well as its compliance with laws and regulations; (iv) to oversee management's establishment and enforcement of financial policies and business practices; and (v) to provide an open avenue of communication among the independent accountants, management and the Board of Directors.

         The Board of Directors of the Company has considered whether the provision of such non-audit services would be compatible with maintaining its principal independent accountant's independence. The Board of Directors considered whether the Company's principal independent accountant was independent, and concluded that its principal independent accountant for the previous fiscal years ended December 31, 2001 and December 31, 2002, was independent.

AUDIT FEES

         During the fiscal year ended December 31, 2002, the Company incurred approximately $15,000 in fees to its principal independent accountant for professional services rendered in connection with preparation and audit of the Company's financial statements for fiscal year ended December 31, 2002 and for the review of the Company's financial statements for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.


FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

         During the fiscal year ended December 31, 2002, the Company did not incur any fees for professional services rendered by its principal independent accountant for certain information technology services which may have included, but were not limited to, operating or supervising or managing the Company's information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

ALL OTHER FEES

         During the fiscal year ended December 31, 2002, the Company did not incur any other fees for professional services rendered by its principal independent accountant for all other non-audit services which may have included, but were not limited to, tax-related services, actuarial services or valuation services.


                             EXECUTIVE COMPENSATION

         As of the date of this Statement, all executive officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. Previously, all officers of the Company may be paid up to $5,000 per month for their executive officer roles, however, no such expenses were incurred during fiscal year ended December 31, 2002. As of fiscal year ended December 31, 2001, the Company had accrued a total of approximately $52,000 as officers and directors executive compensation, which was cancelled effective December 31, 2001, resulting in a recovery of directors' fees for fiscal year ended December 31, 2001. None of the Company's directors or officers are party to employment agreements with the Company. The Company presently has no pension, health, annuity, insurance, profit sharing or similar benefit plans.

         However, Grant Atkins, a director and officer of the Company, indirectly derives remuneration from the Company through Investor Communications International, Inc. ("ICI"), which provides a wide range of management, financial and administrative services to the Company. Mr. Atkins is employed by ICI and part of the management team provided by ICI to the Company.

         The Company and ICI entered into a two-year consulting services and management agreement dated January 1, 1999 and the Company's subsidiary, International Gold Corporation, and Amerocan entered into a similar agreement dated January 1, 1999 whereby ICI and Amerocan perform a wide range of management, administrative, financial, marketing and public company services including, but not limited to, the following: (i) international business relations and strategy development, (ii) investor relations and shareholder liaison, (iii) corporate public relations, press release and public information distribution, (iv) property exploration management, including administration of metallurgical development, metallurgical liaison, BLM liaison, engineering company liaison, drilling administration, geologist liaison, mapping, survey and catalogue, geostatistical liaison, environmental research, geological reports compilation and due diligence efforts, (v) administration, including auditor and legal liaison, media liaison, corporate minutebook maintenance and record keeping, corporate secretarial services, printing and production, office and general duties, and (vi) financial and business planning services, including capital and operating budgeting, banking, bookkeeping, documentation, database records, preparation of financial statements and creation of annual reports. On January 1, 2001, the Company and ICI and International Gold Corporation and Amerocan, respectively, renewed its consulting services and management agreement for an additional two-year period. Subsequent to January 1, 2003, the consulting agreement with ICI has been extended on a month-to-month basis and the consulting agreement with Amerocan has expired and will not be renewed.

         During fiscal year ended December 31, 2002, $106,000 was incurred payable to ICI for amounts due and owing for operational management, administrative, financial and other services rendered. During fiscal year ended December 31, 2002, net cash advances of $11,950 were made by ICI to the Company. During fiscal year ended December 31, 2002, the Company paid $-0- to ICI and Amerocan towards an aggregate principal amount due of $872,803 and $151,000, respectively, plus accrued interest.

         During fiscal year ended December 31, 2002, Grant Atkins received approximately $17,325 from ICI for services provided to the Company. Executive compensation is subject to change concurrent with the Company's requirements. None of the officers and directors of the Company are officers or directors of Amerocan or ICI, nor does the Company own of record capital stock of Amerocan or ICI.


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         As a result of the proposed issuance of restricted shares of Common Stock pursuant to the Agreement, there will be a change in control of the Company. As of the date of consummation of the Agreement, it is anticipated that the Company will issue an aggregate of 3,000,000 shares of its restricted Common Stock to the Lexington Shareholders and will grant an aggregate of 1,000,000 Stock Options. The table below reflects ownership assuming all issuances of Common Stock have been made and all grants of Stock Options have been made in accordance with the terms of the Agreement.

         The Board of Directors of the Company desire to set forth the names and addresses, and the approximate number of shares of Common Stock owned of record or to be owned of record or beneficially by each person who owned of record or to be owned of record, or is known by the Company to own beneficially, more than five percent (5) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group.

         After completion of the issuances of Common Stock as required by the Agreement, management of the Company anticipates that the total estimated capitalization of the Company will be 3,521,184 shares of Common Stock issued and outstanding.

________________________________________________________________________________
Title of Class     Name and Address         Amount and Nature        Percent of
                  of Beneficial Owner    of Beneficial Ownership      of Class
________________________________________________________________________________
                                                       (1)(2)
Common Stock      Douglas Humphreys               800,000              22.40%
                  7545 Highway 270
                  Holdenville, Oklahoma
                  74848

                                                       (1)(3)
Common Stock      Orient Explorations Ltd.      2,250,000              63.90%
                  P.O.97, Leeward
                  Highway, Providenciales,
                  Turks & Caicos Islands
                                                       (4)
Common Stock      International Market            950,000              21.25%
                    Trend AG
                  Rennweg 28, CH-8001
                  Zurich, Switzerland

Common Stock      Grant Atkins                        -0-                  0%
                  435 Martin Street
                  Suite 2000
                  Blaine, Washington 98230

Common Stock      Vaughn Barbon                       -0-                  0%
                  435 Martin Street
                  Suite 2000
                  Blaine, Washington 98230
                  Indonesia

                                                       (5)
Common Stock      All officers and directors      800,000              22.40%
                  as a group (3 persons)

________________________________________________________________________________
(1)
  These are restricted shares of Common Stock.
(2)
  This figure  includes (a) 750,000  shares of Common Stock held of record;  and
(b) an assumption of the exercise of an aggregate of 50,000 stock options into 50,000 shares of Common Stock at the rate of $0.50 per share expiring November 19, 2008.
(3)
  The sole shareholder of Orient Explorations Ltd. is Meridan Trust with an office at 1 Carribean Place, Provinciales, Turks and Caicos Islands, British West Indies. The sole director of Orient Explorations Ltd. is Cockburn Directors Ltd., Barry Dempsey at Cockburn House, P.O. Box 70, Market Street, Cockburn Town, Grand Turks, Turks & Caicos Islands. Mr. Dempsey has the sole exclusive voting and disposition rights regarding the shares of Common Stock.
(4)
  This figure represents an assumption of the exercise of 950,000 stock options granted to International Market Trend AG or its employees or designees pursuant to the terms of the Stock Option Plan to acquire 950,000 shares of Common Stock at $0.50 per share. As of the date of this Information Statement, no stock options have been exercised.
(5)
  This figure includes (a) 750,000 shares of Common Stock; and (b) the assumption of the exercise of an aggregate of 50,000 stock options into 50,000 shares of Common Stock.

         There are no arrangements or understandings among the entities and individuals referenced above or their respective associates concerning election of directors or other any other matters which may require shareholder approval.


                    DELIVERY OF DOCUMENTS TO SECURITY HOLDERS
                               SHARING AN ADDRESS

         One Statement will be delivered to multiple shareholders sharing an address unless the Company receives contrary instructions from one or more of the shareholders. Upon receipt of such notice, the Company will undertake to deliver promptly a separate copy of the Statement to the shareholder at a shared address to which a single copy of the documents was delivered and provide instructions as to how the shareholder can notify the Company that the shareholder wishes to receive a separate copy of the Statement. In the event a shareholder desires to provide such notice to the Company, such notice may be given verbally by telephoning the Company's offices at (360) 332-1354 or by mail to 435 Martin Street, Suite 2000, Blaine, Washington 98230.


                                            By Order of the Board of Directors


                                            Grant Atkins, President